Exhibit 99.1

Share Repurchase

POSCO is set for a share repurchase worth of 1 trillion KRW to enhance shareholder value

- **Share repurchase will be carried out through trust agreement for one year period**

  *** Contract duration : '20. 4. 13 ~'21. 4. 12**

※ History of POSCO share repurchase, cancellation and disposal

○ Repurchased **30,655** thousand shares to stabilize the stock price ('94 ~ '07)

○ Disposed **14,290** thousand shares to raise capital for ESOP and list the stock on the London and Tokyo Stock Exchange

○ Cancelled **9,294** thousand shares to raise shareholder value

* Treasury stock as of April 10, 2020 : **7,071** thousand shares (8.1%)

[History of Share Repurchase]


(thousand shares)
4,686
12,771
13,198
'94~'98
'99~'00*
'03~'07

※ Purpose of share buyback

- Stabilize the stock price and enhance shareholder value

*** During '99~'00, POSCO acquired treasury shares from the government to privatize the company**

With POSCO